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Exhibit 99.3

Interim Consolidated
Financial Statements and Notes
 For the period ended March 31, 2010

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

As at	March 31, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$170,948	$135,163
Restricted cash (note 3)	458	458
Accounts receivable	1,781	1,796
Income taxes receivable	1,646	1,723
Prepaid expenses and other	553	1,007

	175,386	140,147
Real estate properties, net (note 5)	1,367,151	1,389,845
Fixed assets, net	212	233
Other assets (note 6)	2,044	2,065
Loans receivable from MEC, net (note 3)	345,646	362,404
Deferred rent receivable	13,701	13,607
Future tax assets	10,429	9,850

Total assets	$1,914,569	$1,918,151

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities (note 8)	$20,969	$21,176
Dividends payable	7,006	—
Income taxes payable	9,585	10,704
Due to MEC (note 3)	458	458
Long-term debt due within one year	2,379	220
Deferred revenue	3,543	5,243

	43,940	37,801
Long-term debt	—	2,143
Senior unsecured debentures, net	258,586	250,841
Future tax liabilities	37,237	37,824

Total liabilities	339,763	328,609

Shareholders' equity:
MID shareholders' equity
Class A Subordinate Voting Shares
(Shares issued — 46,160,564)	1,506,088	1,506,088
Class B Shares
(Shares issued — 547,413)
(Convertible to Class A Subordinate Voting Shares)	17,866	17,866
Contributed surplus (note 9)	58,579	58,575
Deficit	(183,046)	(191,169)
Accumulated other comprehensive income (note 10)	175,319	198,182

Total shareholders' equity	1,574,806	1,589,542

Total liabilities and shareholders' equity	$1,914,569	$1,918,151

Commitments and contingencies (note 16)

See accompanying notes

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Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated (notes 1, 3(a))	Consolidated (notes 1, 3(a))	Real Estate Business	Magna Entertainment Corp.
Three Months Ended March 31,	2010	2009(1)
Revenues
Rental revenue	$43,779	$40,363	$40,363	$—
Interest and other income from MEC (note 3)	784	3,820	13,456	—
Racing and other revenue	—	152,935	—	152,935

	44,563	197,118	53,819	152,935

Operating costs and expenses
Purses, awards and other	—	82,150	—	82,150
Operating costs	—	55,274	—	55,274
General and administrative	12,352	12,103	11,936	157
Depreciation and amortization	10,529	16,751	9,766	7,014
Interest expense, net	3,725	8,461	3,011	14,960
Foreign exchange losses (gains)	(566)	8,819	172	8,647
Equity income	—	(65)	—	(65)

Operating income (loss)	18,523	13,625	28,934	(15,202)
Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC (note 1(c))	—	(46,677)	(504)	(46,173)

Income (loss) before income taxes	18,523	(33,052)	28,430	(61,375)
Income tax expense	3,394	3,328	3,269	59

Income (loss) from continuing operations	15,129	(36,380)	25,161	(61,434)
Income from discontinued operations (note 4)	—	1,227	—	784

Net income (loss)	15,129	(35,153)	25,161	(60,650)
Add net loss attributable to the noncontrolling interest (note 11)	—	6,308	—	6,308

Net income (loss) attributable to MID	$15,129	$(28,845)	$25,161	$(54,342)

Income (loss) attributable to MID from
— continuing operations	$15,129	$(29,709)	$25,161	$(54,763)
— discontinued operations (note 4)	—	864	—	421

Net income (loss) attributable to MID	$15,129	$(28,845)	$25,161	$(54,342)

Basic and diluted earnings (loss) attributable to each
MID Class A Subordinate Voting or Class B Share (note 13)
— Continuing operations	$0.32	$(0.64)
— Discontinued operations (note 4)	—	0.02

Total	$0.32	$(0.62)

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 13)
— Basic and diluted	46,708	46,708

See accompanying notes

(1)
The results for the three-month period ended March 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

MI Developments Inc.      2010    39

Consolidated Statements of Comprehensive Income (Loss)
(U.S. dollars in thousands)
(Unaudited)

Three Months Ended March 31,	2010	2009
Net income (loss)	$15,129	$(35,153)
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes (notes 10, 11)	—	171
Foreign currency translation adjustment (notes 10, 11)	(22,863)	(30,520)
Reclassification to income of MEC's accumulated other comprehensive income upon deconsolidation of MEC (notes 1(c), 10)	—	(19,850)

Comprehensive loss	(7,734)	(85,352)
Add comprehensive loss attributable to the noncontrolling interest (note 11)	—	6,303

Comprehensive loss attributable to MID	$(7,734)	$(79,049)

See accompanying notes

 Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

Three Months Ended March 31,	2010	2009
Deficit, beginning of period	$(191,169)	$(120,855)
Net income (loss) attributable to MID	15,129	(28,845)
Dividends	(7,006)	(7,006)

Deficit, end of period	$(183,046)	$(156,706)

See accompanying notes

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Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 3(a))	Consolidated (notes 1, 3(a))	Real Estate Business	Magna Entertainment Corp.
Three Months Ended March 31,	2010	2009(1)
OPERATING ACTIVITIES
Income (loss) from continuing operations	$15,129	$(36,380)	$25,161	$(61,434)
Items not involving current cash flows (note 14(a))	11,075	59,245	3,073	56,511
Changes in non-cash balances (note 14(b))	(2,506)	(5,495)	2,852	(8,304)

Cash provided by (used in) operating activities	23,698	17,370	31,086	(13,227)

INVESTING ACTIVITIES
Real estate and fixed asset additions	(2,967)	(4,786)	(2,325)	(2,461)
Decrease (increase) in other assets	37	(9,708)	(577)	(9,131)
Loan repayments from MEC	27,794	26	30,918	—
Loan advances to MEC, net	(11,034)	(12,998)	(69,069)	—
Reduction in cash from deconsolidation of MEC	—	(31,693)	—	(31,693)

Cash provided by (used in) investing activities	13,830	(59,159)	(41,053)	(43,285)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	—	18,048	—	18,048
Repayment of bank indebtedness	—	(18,597)	—	(18,597)
Repayment of long-term debt	(55)	(4,959)	(3,195)	(1,764)
Loan advances from MID, net	—	—	—	56,000
Loan repayments to MID	—	—	—	(28,834)
Disgorgement payment received from noncontrolling interest (note 11)	—	420	—	420

Cash provided by (used in) financing activities	(55)	(5,088)	(3,195)	25,273

Effect of exchange rate changes on cash and cash equivalents	(1,688)	(2,848)	(2,542)	(306)

Net cash flows provided by (used in) continuing operations	35,785	(49,725)	(15,704)	(31,545)

DISCONTINUED OPERATIONS
Cash provided by operating activities	—	1,788	—	1,370
Cash used in investing activities	—	(230)	—	(230)
Cash used in financing activities	—	—	—	(2,058)

Net cash flows provided by (used in) discontinued operations	—	1,558	—	(918)

Net increase (decrease) in cash and cash equivalents during the period	35,785	(48,167)	(15,704)	(32,463)
Cash and cash equivalents, beginning of period	135,163	154,874	122,411	32,463

Cash and cash equivalents, end of period	$170,948	$106,707	$106,707	$—

See accompanying notes

(1)
The results for the three-month period ended March 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

MI Developments Inc.      2010    41

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2010 and December 31, 2009 and for the three-month periods ended March 31, 2010 and 2009 are unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

(a)  Organization and Basis of Presentation

  Organization

  MI Developments Inc. ("MID") is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. MID was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). All of MID's Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one of MID's Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. As a result of this spin-off transaction, MID acquired Magna's controlling interest in MEC.

  Real Estate Business

  MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects.

  Magna Entertainment Corp.

  MEC is an owner and operator of horse racetracks and a supplier via simulcasting of live horseracing content to the inter-track, off-track and account wagering markets. At March 31, 2010 and December 31, 2009, the Company owned approximately 54% of MEC's total equity, representing approximately 96% of the total votes attached to MEC's outstanding stock.

  On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors (the "Creditors' Committee"), MID and MI Developments US Financing Inc. pursuant to Chapter 11 of the Code (as amended, the "Plan") and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to MID. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010 (note 2).

42    MI Developments Inc.      2010

  As a result of the MEC Chapter 11 filing, management estimated and reduced the carrying value of MID's equity investment in MEC to zero at the Petition Date. Under the Plan, on the date the shares of MEC Lone Star, LP ("Lone Star LP") or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor will receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

  Basis of Presentation

  The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, "MID" or the "Company").

(b)  Consolidated Financial Statements

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following United States generally accepted accounting principles ("U.S. GAAP") and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2009.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2009.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which are of a normal recurring nature except as disclosed in note 1(c), necessary to present fairly the financial position at March 31, 2010 and December 31, 2009, and the results of operations and cash flows for the three-month periods ended March 31, 2010 and 2009.

(c)  Deconsolidation of MEC

  As a result of the MEC Chapter 11 filing at the Petition Date as described in note 2 to the unaudited interim consolidated financial statements, the Company concluded that, under generally accepted accounting principles ("GAAP"), it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date.

  Prior to the Petition Date, MEC's results were consolidated with the Company's results, with outside ownership accounted for as a noncontrolling interest. As of the Petition Date, the Company's consolidated balance sheet included MEC's net assets of $84.3 million. As of the Petition Date, the Company's total equity also included accumulated other comprehensive income of $19.8 million and a noncontrolling interest of $18.3 million related to MEC.

  Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is computed as follows:

Reversal of MEC's net assets	$(84,345)
Reclassification to income of MEC's accumulated other comprehensive income (note 10)	19,850
Reclassification to income of the noncontrolling interest in MEC (note 11)	18,322

(46,173)
Fair value adjustment to loans receivable from MEC	(504)

Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	$(46,677)

  GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC's Chapter 11 process, the carrying value of MID's equity investment in

MI Developments Inc.      2010    43

  MEC was reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believed at the Petition Date that the claims of MID Islandi s.f. (the "MID Lender") were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired upon deconsolidation of MEC, a reduction in the carrying values of the MEC loan facilities (note 3(a)) was required under GAAP, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate was equal to the interest rate charged to MEC on the secured non-revolving debtor-in-possession financing facility (the "DIP Loan") that was implemented as of the Petition Date, and therefore was considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Real Estate Business reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted aggregate carrying values of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values were accreted up to the face value of the MEC loan facilities over the estimated period of time before the loans were expected to be repaid, with such accretion being recognized in "interest and other income from MEC" on the Company's unaudited interim consolidated statements of income (loss).

(d)  Segmented Information

  The Company's reportable segments reflect how the Company is organized and managed by senior management. Prior to the deconsolidation of MEC at the Petition Date (note 1(a)), the Company's operations were segmented in the Company's internal financial reports between wholly-owned operations ("Real Estate Business") and publicly-traded operations ("Magna Entertainment Corp."). This segregation of operations between wholly-owned and publicly-traded recognized the fact that, in the case of the Real Estate Business, the Company's Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

  Subsequent to the Petition Date, the Company manages and evaluates its operations as a single "Real Estate Business" reporting segment, rather than multiple reporting segments, for internal purposes and for internal decision making.

  At March 31, 2010, the Real Estate Business owns income-producing real estate assets in Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. Substantially all of these real estate assets are leased to Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

  Financial data and related measurements for the periods prior to the Petition Date are presented on the unaudited interim consolidated statements of income (loss) and consolidated statements of cash flows in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments prior to the Petition Date. Transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." segments have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 3(a), are eliminated in the consolidated results of operations and financial position of the Company for periods prior to the Petition Date.

(e)  Seasonality

  MEC's racing business is seasonal in nature and racing revenues and operating results for any period are not indicative of the racing revenues and operating results for any year. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the

44    MI Developments Inc.      2010

  largest operating loss. This seasonality has resulted in large quarterly fluctuations in MEC's revenues, operating results and cash flows included in the Company's consolidated financial statements prior to the Petition Date (note 1(a)).

(f)    Accounting Changes

  Consolidation of Variable Interest Entities

  In June 2009, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 167 ("SFAS 167"), which is now codified in Accounting Standards Codification 810-10, "Consolidation" ("ASC 810-10"). SFAS 167 requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a variable interest entity ("VIE"), amends the variable interest model's consideration of related party relationships in the determination of the primary beneficiary of a VIE by providing, among other things, an exception with respect to de facto agency relationships in certain circumstances, amends the criteria for determining whether fees paid to a decision maker and other service contracts are variable interests, requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE and requires enhanced disclosures about an enterprise's involvement with a VIE. These amendments are effective as of the beginning of an enterprise's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of SFAS 167, effective January 1, 2010, did not have any impact on the Company's consolidated financial statements.

  Fair Value Measurements

  In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which amends Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"), to require various additional disclosures regarding fair value measurements and also clarify certain existing disclosure requirements. Under ASU 2010-06, an enterprise is required to: (i) disclose separately the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) disclose activity in Level 3 fair value measurements including transfers into and out of Level 3 and the reasons for such transfers and (iii) present separately in the reconciliation of recurring Level 3 measurements information about purchases, sales, issuances and settlements on a gross basis. The amendments prescribed by ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements of recurring Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06, effective January 1, 2010, did not have any impact on the Company's consolidated financial statements, except for the additional disclosure requirements prescribed by ASU 2010-06.

  Subsequent Events

  In February 2010, the FASB issued Accounting Standards Update No. 2010-09, "Subsequent Events — Topic 855 — Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"). ASU 2010-09 removes the requirement for a Securities and Exchange Commission ("SEC") filer to disclose the date through which subsequent events have been evaluated. Additionally, ASU 2010-09 clarifies that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. These amendments remove potential conflicts with the SEC's literature. The amendments are effective upon issuance of the final update to ASU 2010-09. The Company does not anticipate the adoption of ASU 2010-09 to have any impact on the Company's consolidated financial statements other than the Company no longer will disclose the date through which subsequent events have been evaluated.

MI Developments Inc.      2010    45

2.    PARTICIPATION IN MEC'S BANKRUPTCY AND ASSET SALES

(a)  Chapter 11 Filing and Plan of Reorganization

  On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

  MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company has not guaranteed any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

  As at March 31, 2010, the Company's equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of its Class A Subordinate Voting Stock ("MEC Class A Stock"), representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC. MEC Class A Stock was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009. As a result of the MEC Chapter 11 filing, the carrying value of MID's equity investment in MEC was reduced to zero at the Petition Date. Under the Plan, on the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

  On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

  On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC will receive $89.0 million in cash plus up to $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement, MID will receive certain assets of MEC, as described below. The settlement and release was intended to be implemented through the Plan.

46    MI Developments Inc.      2010

  On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote and XpressBet. On March 23, 2010, the Plan was amended to include the transfer of MJC to MID (together with the assets referred to in the preceding sentence, the "Transferred Assets"). On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

  In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan, and the MEC Project Financing Facilities (each discussed further in note 3(a)), the Plan provided that MID receive, in addition to the assets of MEC that were transferred to MID on the effective date of the Plan, the following:

  (i)
  upon the sale of Thistledown, MID will receive the first $20.0 million of the proceeds from such sale and the unsecured creditors of MEC will receive any proceeds in excess of such amount; and

  (ii)
  upon the sale of Lone Star LP pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the proceeds, if any, from such sale and MID will receive any proceeds in excess of such amount.

  The risks and uncertainties relating to the sale of Lone Star LP and Thistledown pursuant to the Plan include, among others:

  •
  there is no certainty that closing will occur under the Lone Star LP and Thistledown sale agreements, respectively,

  •
  if closing does not occur with respect to either Lone Star LP or Thistledown, there is no certainty with regard to how long the process for the marketing and sale of such assets will take, and

  •
  if closing does not occur with respect to either Lone Star LP or Thistledown, there is no certainty whether or at what prices such assets will be sold or whether any bids by any third party for such assets will materialize or be successful.

  MID will also have the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC currently pending in the Court and future payments under the Meadows Holdback Note.

  Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. MID will be entitled to receive any such compensation from MEC's directors' and officers' insurers.

  On the effective date of the Plan, the Transferred Assets were transferred to MID in exchange for the following amounts estimated as at March 31, 2010: (i) loans receivable from MEC, net, with an estimated fair value of $345.6 million, (ii) the settlement and release payment to the unsecured creditors of MEC of $89.0 million in cash plus up to $1.5 million as a reimbursement of certain expenses incurred in connection with the action and (iii) the estimated settlement of expected allowed administrative, priority and other claims of approximately $155.4 million, net of (iv) $51.0 million from the amounts previously held in escrow by the Debtors from the sale of the assets of Remington Park and (v) estimated net proceeds of $40.0 million from the expected sales of the Debtors' assets that are to be sold to third parties pursuant to the Plan. Although the Company reduced the carrying value of the loans receivable from MEC by $90.8 million in the year ended December 31, 2009 (note 3(a)), there can be no assurance that the Company will not further reduce the carrying value of loans receivable from MEC, either in connection with the transfer of the net assets of MEC to MID under the Plan or as a result of the resolution of expected allowed administrative, priority and other claims to be paid by the Company in accordance with the Plan.

  Pursuant to the Plan, subsequent to the balance sheet date, on April 30, 2010, MID received $51.0 million of the amounts previously segregated by the Debtors from the sale of the assets of Remington Park and paid the settlement and release payment to the unsecured creditors of MEC of $89.0 million as described

MI Developments Inc.      2010    47

  above. In addition, subsequent to the balance sheet date, MID made the payment of $1.5 million to the unsecured creditors of MEC related to the reimbursement of certain expenses in connection with the action and also made payments aggregating $58.9 million as the settlement of the secured claims relating to the Debtors' indebtedness with Bank of Montreal, Wells Fargo and PNC Bank.

  For a more detailed discussion of the Plan and the Disclosure Statement, please refer to the "Second Amended Third Modified Joint Plan of the Affiliated Debtors, The Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code" dated April 28, 2010 and the "Disclosure Statement for the Second Amended Third Modified Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc. pursuant to Chapter 11 of the United States Bankruptcy Code". The complete Plan and Disclosure Statement are available on SEDAR at www.sedar.com.

  In connection with the Debtors' Chapter 11 filing, MID, through the MID Lender, provided MEC the DIP Loan. As amended and restated, the maximum commitment amount under the DIP Loan was $71.4 million, of which no amounts remained available to be borrowed by MEC at the effective date of the Plan and $33.0 million was outstanding as at April 30, 2010, the maturity date of the DIP Loan. Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park was used to pay and satisfy in full all outstanding DIP Loan obligations on May 3, 2010.

(b)  MEC Asset Sales

  The Debtors' Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender. On the Petition Date, MID entered into an agreement with certain of the Debtors and certain non-Debtor affiliates of MEC to purchase such Debtors' and non-Debtors' relevant interests associated with certain specified assets (the "MID Stalking Horse Bid"), subject to Court approval. However, on April 20, 2009, in response to objections raised by a number of parties in the Debtors' Chapter 11 process and with the intent of expediting that process, MID and MEC terminated the MID Stalking Horse Bid.

  On May 11, 2009, the Court approved the bid procedures for the auction of the Debtors' interests associated with the following assets: Santa Anita Park (including the relevant Debtor's joint venture interest in The Shops at Santa Anita); Remington Park; Lone Star LP; Thistledown; Portland Meadows; assets related to StreuFex™ (an environmentally friendly horse bedding product); vacant lands located in Ocala, Florida; and vacant lands located in Dixon, California. On October 28, 2009, the Court approved revised bid procedures for the auction of Santa Anita Park and bid procedures for the auction of the following additional assets: Gulfstream Park (including the adjacent lands and the relevant Debtor's joint venture interest in The Village at Gulfstream Park™); Golden Gate Fields; and MJC (including the Preakness®).

  Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Court in the Chapter 11 cases. The auction process was suspended as a result of the Plan, which addressed the disposition of the Debtors' remaining assets.

  On July 31, 2009, the Court approved the Debtors' motion for authorization to sell for 6.5 million euros the assets of one of MEC's non-debtor Austrian subsidiaries, which assets include Magna Racino™ and surrounding lands, to an entity affiliated with Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Frank Stronach, certain members of which are trustees of the Stronach Trust, MID's controlling shareholder. The sale transaction was completed on October 1, 2009 and the net proceeds were used to repay existing indebtedness secured by the assets.

  On August 26, 2009, the Court approved the sale, by an Austrian non-debtor subsidiary of MEC to a third party, of the company that owns and operates the Austrian plant that manufactures StreuFex™, for certain contingent future payments. The sale was completed on September 1, 2009.

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  On August 26, 2009, the Court approved the Debtors entering into a stalking horse bid to sell Remington Park to Global Gaming RP, LLC for $80.25 million, subject to higher and better offers. Following an auction, no additional offers were received, and on September 15, 2009, the Court approved the sale of Remington Park to Global Gaming RP, LLC. The sale of Remington Park was completed on January 1, 2010. On January 4, 2010, the Debtor paid $27.8 million of the net sale proceeds to the MID Lender as partial repayment of the DIP Loan. The balance of the net sales proceeds of $51.0 million was distributed to the MID Lender subsequent to the effective date of the Plan, on May 3, 2010.

  Following an auction, on September 2, 2009, the Court approved the sale of the Ocala lands to a third party at a price of $8.1 million and the sale closed on September 17, 2009. On October 28, 2009, the Debtors paid the net sales proceeds of $7.6 million to the MID Lender as a partial repayment of the DIP Loan.

  Following an auction, on September 15, 2009, the Court approved the sale of Thistledown to a third party for $89.5 million, comprised of $42.0 million of cash to be paid on closing and up to $47.5 million of cash in contingent payments related to video lottery licensing in the State of Ohio. However, on September 21, 2009, the Supreme Court of the State of Ohio ruled that certain legislation relating to video lottery licensing at Ohio racetracks would require a State referendum, which is not expected to occur until November 2010. MEC has indicated that the purchaser has reserved its right to terminate the agreement as a result of the referendum requirement and that MEC and the purchaser are engaged in ongoing discussions about this transaction.

  Following an auction, on October 29, 2009, the Court approved the sale of Lone Star LP to a third party for $62.8 million, comprised of $47.7 million of cash and the assumption by the purchaser of the $15.1 million capital lease for the facility. MEC has indicated that it anticipates that the sale of Lone Star LP will be completed during the second quarter of 2010, subject to regulatory approval.

  Following an auction, on November 18, 2009, the Court approved the sale of the Dixon lands to Ocala Meadows Lands LLC, a company controlled by Frank Stronach, for approximately $3.1 million and the sale closed on November 30, 2009. On November 30, 2009, the Debtors paid the net sales proceeds of $3.0 million to the MID Lender as a partial repayment of the DIP Loan.

  As of the effective date of the Plan, the Transferred Assets were transferred to MID.

3.    TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, who serves as the Chairman of the Company, Magna and MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. Magna is controlled by M Unicar Inc. ("M Unicar"), a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna's management. M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna's shares. The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar. As the Company and Magna may be considered to be under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

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(a)  Loans to MEC

  (i)
  The Real Estate Business' loans receivable from MEC, net consist of the following:

As at	March 31, 2010	December 31, 2009
2007 MEC Bridge Loan	$139,166	$139,166
Gulfstream Park Project Financing	185,811	185,811
Remington Park Project Financing	24,789	24,789
2008 MEC Loan	58,394	58,394
DIP Loan, net of unamortized deferred arrangement fees of $1,334 (2009 — $1,334)	28,286	45,044

Total loans outstanding from MEC	436,446	453,204
Less: valuation allowance	(90,800)	(90,800)

Loans receivable from MEC, net	$345,646	$362,404

    A summary of the changes in the valuation allowance related to the loans receivable from MEC is as follows:

Three Months Ended March 31,	2010	2009
Balance, beginning of period	$90,800	$—
Impairment provision	—	—

Balance, end of period	$90,800	$—

    In connection with the development of the Plan (note 2), the Company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the Company pursuant to the terms of the Plan. In preparing the estimated resulting recoveries, the Company: (i) reviewed certain historical financial information of MEC for recent years and interim periods; (ii) communicated with certain members of senior management of MEC to discuss the assets and operations; (iii) considered certain economic and industry information relevant to MEC's operating businesses; (iv) considered various indications of interest received by the Debtors in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceeding for certain of MEC's assets; (v) reviewed the analyses of other financial advisors retained by MEC; (vi) relied on certain real estate appraisals prepared by its real estate advisors; and (vii) conducted its own analysis as it deemed appropriate. The Company relied on the accuracy and completeness of financial and other information furnished to it by MEC with respect to the Chapter 11 proceedings.

    As a result of this analysis, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans. Accordingly, for the year ended December 31, 2009, the Real Estate Business recorded a $90.8 million impairment provision related to the loans receivable from MEC, which represents the excess of the carrying amounts of the loans receivable and the estimated recoverable value. Estimated recoverable value was determined based on the future cash flows from expected proceeds to be received from Court approved sales of MEC's assets, discounted at the loans' effective interest rate, and the fair value of the collateral based on third party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets to be transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected allowed administrative, priority and other claims to be paid by the Company under the Plan. At each interim reporting period, the estimated recoverable value and the adequacy of the valuation allowance is assessed. Based on this assessment, the Company determined that no change to the impairment provision was required in the three-month period ended March 31, 2010.

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    The estimates of values and recoveries involve complex considerations and judgement concerning various factors that could affect the value of MEC's assets. Moreover, the value of MEC's assets is subject to measurement uncertainty and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such assets. Because valuation recoveries and estimates are made at a specific point in time and are inherently subject to measurement uncertainty, such estimates could differ from actual results.

  (ii)
  2007 MEC Bridge Loan

    On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with a bridge loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) through a non-revolving facility (the "2007 MEC Bridge Loan").

    The 2007 MEC Bridge Loan was secured by certain assets of MEC, including first ranking security over the Thistledown land, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the 2007 MEC Bridge Loan was guaranteed by certain MEC subsidiaries and MEC had pledged the shares and all other interests MEC had in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

    The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%. On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0% (set at 12.2% at March 31, 2010 and December 31, 2009).

    During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been repaid during the year ended December 31, 2008 from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009. However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (note 1(a)), the 2007 MEC Bridge Loan was not repaid when due. On the Petition Date, the balance outstanding under the 2007 MEC Bridge Loan was $125.6 million. Interest on the 2007 MEC Bridge Loan accrued during the Debtors' Chapter 11 process rather than being paid currently in cash.

    The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing in 2007 and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million. The MID Lender also received a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto were paid by MEC.

    At March 31, 2010 and December 31, 2009, $139.2 million due under the fully drawn 2007 MEC Bridge Loan was included in the Real Estate Business' non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

    Under the Plan, the MID Lender will receive, in addition to certain assets of MEC that were transferred to MID on the effective date of the Plan, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender's liens and claims relating to the 2007 MEC Bridge Loan, and as of effective date under the Plan, all liens and security under the 2007 MEC Bridge Loan were released.

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  (iii)
  MEC Project Financings

    The MID Lender had made available separate project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities were established with a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

    The Remington Park project financing and the Gulfstream Park project financing contained cross-guarantee, cross-default and cross-collateralization provisions. Prior to the completion of the sale of Remington Park on January 1, 2010 (note 2), the Remington Park project financing was secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and was guaranteed by the MEC subsidiaries that owned Gulfstream Park and the Palm Meadows Training Center. The security package also included second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower agreed not to pledge any licences or permits held by it and MEC agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing was guaranteed by MEC's subsidiaries that owned and operated the Palm Meadows Training Center and was secured principally by security over the lands forming part of the operations at Gulfstream Park and the Palm Meadows Training Center and over all other assets of Gulfstream Park and the Palm Meadows Training Center, excluding licences and permits (which cannot be subject to security under applicable legislation). Prior to the completion of the sale of Remington Park on January 1, 2010 (note 2), the Gulfstream Park project financing was also guaranteed by MEC's subsidiary that owned and operated Remington Park and was also secured by security over the leasehold interest forming part of the operations at Remington Park and over all other assets of Remington Park, excluding licenses and permits (which could not be subjected to security under applicable legislation).

    In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both were established with a maturity date of December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continued to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.

    Amounts outstanding under each of the MEC Project Financing Facilities bore interest at a fixed rate of 10.5% per annum, compounded semi-annually and required repayment in monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which was used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. For the three-

52    MI Developments Inc.      2010

    month period ended March 31, 2010, no such payments were made (2009 — $2.0 million) given the MEC Chapter 11 proceedings.

    In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (note 4), including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

    During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009. However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.

    On the Petition Date, the balances outstanding under the Gulfstream Park project financing facility and the Remington Park project financing facility were $170.8 million and $22.8 million, respectively. During the Debtors' Chapter 11 process, monthly principal and interest payments, as well as the quarterly excess cash flow sweeps, under the MEC Project Financing Facilities were stayed and interest accrued rather than being paid currently in cash.

    At March 31, 2010 and December 31, 2009, there were balances of $185.8 million and $24.8 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively, which are included in the Real Estate Business' non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

    Under the Plan, the MID Lender will receive, in addition to certain assets of MEC that were transferred to MID on the effective date of the Plan, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender's liens and claims relating to the MEC Project Financing Facilities, and as of the effective date under the Plan, all liens and security under the MEC Project Financing Facilities were released.

    In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the "Gulfstream Escrow") with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against any such construction costs. At March 31, 2010, the amount held under the Gulfstream Escrow was $0.5 million (December 31, 2009 — $0.5 million). All funds in the Gulfstream Escrow are reflected as the Real Estate Business' "restricted cash" and "due to MEC" on the Company's consolidated balance sheets.

  (iv)
  2008 MEC Loan

    On November 26, 2008, concurrent with the announcement of a reorganization proposal, MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees). The 2008 MEC Loan bore interest at the rate of LIBOR plus 12.0%, was guaranteed by certain subsidiaries of MEC and was secured by substantially all the assets of MEC (subject to prior encumbrances). The 2008 MEC Loan was made available through two tranches of a non-revolving facility.

    •
    Tranche 1

      Tranche 1 in the amount of up to $50.0 million (plus costs and fees) was made available to MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008

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      MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC's existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of certain of MEC's joint venture arrangements with third parties.

      In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan were capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

      Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), Tranche 1 of the 2008 MEC Loan was not repaid when due.

    •
    Tranche 2

      Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund (i) up to $45.0 million (plus costs and fees) in connection with the application by MEC's subsidiary, Laurel Park, for a Maryland slots licence and related matters and (ii) up to $30.0 million (plus costs and fees) in connection with the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence. In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies' assets.

      In February 2009, MEC's subsidiary, Laurel Park, submitted an application for a Maryland video lottery terminal licence (the "MEC VLT Application") and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application. Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that the MEC VLT Application was not accepted for consideration as it had been submitted without payment of the initial licence fee of $28.5 million. Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

      In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan. All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 were capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

      The initial maturity date of Tranche 2 was December 31, 2011, which as a result of the MEC VLT Application not being accepted for consideration, was accelerated in accordance with the terms of the loan to May 13, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), there was an automatic stay of any action to collect, assert, or recover on the 2008 MEC Loan.

    On the Petition Date, the balance outstanding under the 2008 MEC Loan was $52.5 million. Interest and fees on the 2008 MEC Loan accrued during the Debtors' Chapter 11 process rather than being paid currently in cash. At March 31, 2010 and December 31, 2009, $58.4 million due under the 2008 MEC Loan was included in the Real Estate Business' non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

    Under the Plan, the MID Lender will receive, in addition to certain assets of MEC that were transferred to MID on the effective date of the Plan, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender's liens and claims relating to the 2008 MEC Loan, and as of the effective date under the Plan, all liens and security under the 2008 MEC Loan were released.

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  (v)
  DIP Loan

    In connection with the Debtors' Chapter 11 filing (note 1(a)), the MID Lender originally agreed to provide a six-month secured non-revolving DIP Loan to MEC in the amount of up to $62.5 million. The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court and an interim order was subsequently entered by the Court on March 13, 2009.

    On April 3, 2009, MEC requested an adjournment until April 20, 2009 for the Court to consider the motion for a final order relating to the DIP Loan. The Court granted the request and authorized an additional $2.5 million being made available to MEC under the DIP Loan pending the April 20, 2009 hearing.

    On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC's asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender accrued during the Chapter 11 process rather than being paid currently in cash. The final terms of the DIP Loan were presented to the Court on April 20, 2009 and the Court entered a final order authorizing the DIP Loan on the amended terms on April 22, 2009.

    Under the terms of the DIP Loan, MEC was required to pay an arrangement fee of 3% under the DIP Loan (on each tranche as it was made available) and advances bore interest at a rate per annum equal to LIBOR plus 12.0% (set at 12.2% at March 31, 2010 and December 31, 2009). MEC was also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.

    The DIP Loan was secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens of third parties), as well as a pledge of capital stock of certain guarantors. Under the DIP Loan, MEC could request funds to be advanced on a monthly basis and such funds were to be used in accordance with an approved budget. The terms of the DIP Loan contemplated that MEC would sell all or substantially all its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

    On October 28, 2009, the Court entered a final order authorizing amendments to the DIP Loan, which, among other things, increased the principal amount available thereunder by $26.0 million to up to $64.4 million and extended the maturity date to April 30, 2010. The amended DIP Loan contemplated that MEC would use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the Court. If certain assets sale milestones were not satisfied, there would be an event of default and/or additional arrangement fees would be payable by MEC. The other fees and the interest rate payable by MEC to the MID Lender under the amended DIP Loan were unchanged. All advances under the amended DIP Loan were to be made in accordance with an approved budget.

    On March 3, 2010, the DIP Loan was further amended and restated, such that an additional $7.0 million was approved by the Court and made available to MEC under the DIP Loan. Accordingly, the maximum commitment amount under the DIP Loan was $71.4 million, of which no amounts remained available to be borrowed by MEC at the effective date of the Plan and $33.0 million was outstanding as at April 30, 2010, the maturity date of the DIP Loan. Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park was used to pay and satisfy in full all outstanding DIP Loan obligations on May 3, 2010.

    At March 31, 2010, $28.3 million, net of $1.3 million of unamortized deferred arrangement fees (December 31, 2009 — $45.0 million, net of $1.3 million of unamortized deferred arrangement fees) due under the DIP Loan was included in the non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheet.

  To the Petition Date (note 1(a)), approximately $9.4 million of external third-party costs were incurred in association with these loan facilities between MEC and the MID Lender. Prior to the Petition Date, these

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  costs were recognized as deferred financing costs at the MEC segment level and were amortized into interest expense (of which a portion had been capitalized in the case of the MEC Project Financing Facilities) over the respective term of each of the loan facilities. Prior to the Petition Date, such costs were charged to "general and administrative" expenses at a consolidated level in the periods in which they were incurred.

  All interest and fees charged by the Real Estate Business prior to the Petition Date relating to the loan facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, have been eliminated from the Company's consolidated results of operations and financial position.

(b)  MEC's Lease Termination

  During the year ended December 31, 2007, MID acquired a 205 acre parcel of land located in Bonsall, California from MEC, which currently houses the San Luis Rey Downs Thoroughbred Training Facility. This property is being held by MID for future development and MID agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The lease was scheduled to terminate on June 6, 2010, however on November 11, 2009, MEC elected to exercise its option to terminate the agreement by providing MID four months written notice, as stipulated in the agreement. The lease with MEC was scheduled to terminate on April 11, 2010; however on March 16, 2010, the property was re-leased to San Luis Racing, Inc., a third-party, on a triple-net lease basis for nominal rent while MID continues to pursue the necessary development entitlements and other approvals.

(c)  MEC's Real Estate Sales to Magna

  On March 5, 2009, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate located in Oberwaltersdorf, Austria for a purchase price of approximately 4.6 million euros ($6.0 million). The transaction was completed on April 28, 2009.

4.    DISCONTINUED OPERATIONS OF MEC

On September 12, 2007, MEC's Board of Directors approved a debt elimination plan (the "MEC Debt Elimination Plan") to generate funds from, among other things, the sale of Great Lakes Downs in Michigan, Thistledown in Ohio, Remington Park in Oklahoma City and MEC's interest in Portland Meadows in Oregon. In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain of these assets. In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated an active program to locate potential buyers. However, MEC subsequently took over the sales process from the U.S. investment bank and was in discussions with potential buyers of these assets prior to the Petition Date. For additional details on the sales process for Thistledown under the Plan, and the sale of Remington Park, refer to note 2.

In November 2007, MEC initiated a program to locate a buyer for Portland Meadows and was marketing for sale its interest in this property prior to the Petition Date.

In March 2008, MEC committed to a plan to sell Magna Racino™. MEC had initiated a program to locate potential buyers and, prior to the Petition Date, was marketing the assets for sale through a real estate agent. For additional details on the sales process for Magna Racino™, refer to note 2.

On July 16, 2008, MEC completed the sale of Great Lakes Downs in Michigan for cash consideration of $5.0 million.

MEC's results of operations related to discontinued operations for the three-month periods ended March 31, 2010 and 2009 are shown in the following table. There are no assets and liabilities related to MEC's

56    MI Developments Inc.      2010

discontinued operations included in the Company's consolidated balance sheets as at March 31, 2010 and December 31, 2009 given the deconsolidation of MEC at the Petition Date.

Three Months Ended March 31,	2010	2009(1)
Revenues	$—	$21,226
Costs and expenses	—	19,937

	—	1,289
Interest expense, net	—	505

MEC's income from discontinued operations	—	784
Eliminations (note 3(a))	—	443

Consolidated income from MEC's discontinued operations	—	1,227
Deduct income attributable to noncontrolling interest	—	(363)

Consolidated income from MEC's discontinued operations attributable to MID	$—	$864

(1)
The results for the three-month period ended March 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

5.    REAL ESTATE PROPERTIES

Real estate properties consist of:

As at	March 31, 2010	December 31, 2009
Revenue-producing properties
Land	$214,630	$219,962
Buildings, parking lots and roadways — cost	1,401,349	1,418,989
Buildings, parking lots and roadways — accumulated depreciation	(422,430)	(418,922)

	1,193,549	1,220,029

Development properties
Land and improvements	170,968	169,816
Properties under development	2,634	—

	173,602	169,816

	$1,367,151	$1,389,845

6.    OTHER ASSETS

Other assets consist of:

As at	March 31, 2010	December 31, 2009
Long-term receivables	$531	$554
Deferred leasing costs	1,513	1,511

	$2,044	$2,065

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7.    BANK INDEBTEDNESS

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility"). The MID Credit Facility matures on December 21, 2010, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Real Estate Business is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers' acceptance rates, in each case plus 3.50%, or the U.S. base or Canadian prime rate, in each case plus 2.5%. At March 31, 2010 and December 31, 2009, the Company had no borrowings under the MID Credit Facility, but had issued letters of credit totalling $0.3 million (December 31, 2009 — $0.2 million). Subsequent to the balance sheet date, on April 28, 2010, the Company borrowed $30.0 million under the MID Credit Facility.

In addition, subsequent to the balance sheet date, on May 6, 2010, the MID Credit Facility was amended to increase the maximum commitment available from $50.0 million to $75.0 million for a six-month period expiring on November 1, 2010.

8.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	March 31, 2010	December 31, 2009
Accounts payable	$671	$1,263
Accrued salaries and wages	171	2,565
Accrued interest payable	4,328	371
Other accrued liabilities	15,799	16,977

	$20,969	$21,176

9.    CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

Three Months Ended March 31,	2010	2009
Contributed surplus, beginning of period	$58,575	$57,062
Stock-based compensation	4	27

Contributed surplus, end of period	$58,579	$57,089

10.    ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company's accumulated other comprehensive income are shown in the following table:

Three Months Ended March 31,	2010	2009
Accumulated other comprehensive income, beginning of period	$198,182	$161,827
Change in fair value of interest rate swaps, net of taxes and noncontrolling interest	—	92
Foreign currency translation adjustment, net of noncontrolling interest(i)	(22,863)	(30,446)
Reclassification to income upon deconsolidation of MEC (note 1(c))	—	(19,850)

Accumulated other comprehensive income, end of period(ii)	$175,319	$111,623

58    MI Developments Inc.      2010

(i)
The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the U.S. dollar. During the three-month period ended March 31, 2010, the Company reported currency translation losses primarily due to the weakening of the Euro against the U.S. dollar, which were partially offset by currency translation gains primarily due to the strengthening of the Canadian dollar against the U.S. dollar. During the three-month period ended March 31, 2009, the Company reported currency translation losses primarily due to a weakening of the euro and Canadian dollar against the U.S. dollar.

(ii)
Accumulated other comprehensive income consists of:

As at	March 31, 2010	December 31, 2009
Foreign currency translation adjustment	$175,319	$198,182

11.    NONCONTROLLING INTEREST

Changes in the noncontrolling interest of MEC are shown in the following table:

Three Months Ended March 31,	2010	2009
Noncontrolling interest, beginning of period	$—	$24,182
MEC's stock-based compensation	—	23
Disgorgement payment received from noncontrolling interest(i)	—	420
Comprehensive income (loss):
Net loss attributable to the noncontrolling interest	—	(6,308)
Other comprehensive income (loss) attributable to the noncontrolling interest
Change in fair value of interest rate swaps, net of taxes	—	79
Foreign currency translation adjustment	—	(74)
Reclassification to income upon deconsolidation of MEC (note 1(c))	—	(18,322)

Noncontrolling interest, end of period	$—	$—

(i)
In January 2009, MEC received notice from an institutional shareholder holding more than 10% of MEC's outstanding shares that such institution had completed various transactions involving MEC Class A Stock which were determined to be in violation of Section 16 of the Securities Exchange Act of 1934 (the "Act"). In efforts to regain compliance with Section 16 of the Act, the institution was required to file reports with the Securities and Exchange Commission of the institution's holdings in, and transactions involving, MEC Class A Stock and determined that, based on transactions completed in 2003 and 2004, a disgorgement payment of $0.4 million, representing "short-swing profits" realized by the institution, was required to be made to MEC. The Company accounted for the cash receipt as an increase to the noncontrolling interest in MEC.

12.    STOCK-BASED COMPENSATION

On August 29, 2003, the Board approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At March 31, 2010, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID Class A Subordinate Voting Shares. Except for the options granted on November 10, 2009, as described below, such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. On November 12, 2009,

MI Developments Inc.      2010    59

MID granted to the outside directors and to management an aggregate of 455,000 stock options to acquire MID's Class A Subordinate Voting Shares. The options granted vest 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

A reconciliation of the changes in stock options outstanding is presented below:

	2010		2009
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	881,544	24.50	494,544	34.83
Cancelled or forfeited	(121,544)	26.25	(8,000)	39.12

Stock options outstanding, March 31	760,000	24.22	486,544	34.76

Stock options exercisable, March 31	537,500	27.24	401,544	34.40

The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide the only measure of the fair value of the Company's stock options.

At March 31, 2010, the total unrecognized compensation expense relating to the outstanding stock options is approximately $118 thousand, which is expected to be recognized as an expense over a period of 1.6 years.

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional deferred share units ("DSUs") whose value reflects the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs. On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.

60    MI Developments Inc.      2010

A reconciliation of the changes in DSUs outstanding is presented below:

Three Months Ended March 31,	2010	2009
DSUs outstanding, January 1	115,939	80,948
Granted	14,000	32,815
Redeemed	(11,640)	(11,245)

DSUs outstanding, March 31	118,299	102,518

During the three-month period ended March 31, 2010, 11,640 DSUs were redeemed by a director who left the Board in 2009 for cash proceeds of $143 thousand. During the three-month period ended March 31, 2009, 11,245 DSUs were redeemed by two directors who left the Board in 2008 for aggregate cash proceeds of $83 thousand.

During the three-month period ended March 31, 2010, the Real Estate Business recognized stock-based compensation expense of $266 thousand (2009 — $122 thousand), which includes an expense of $262 thousand (2009 — $95 thousand), pertaining to DSUs.

13.    EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the three-month periods ended March 31, 2010 and 2009 are computed as follows:

Three Months Ended March 31,	2010	2009
Income (loss) from continuing operations	$15,129	$(29,709)
Income from discontinued operations	—	864

Net income (loss) attributable to MID	$15,129	$(28,845)

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands)	46,708	46,708

Diluted earnings (loss) per Class A Subordinate Voting or Class B Share
— from continuing operations	$0.32	$(0.64)
— from discontinued operations	—	0.02

	$0.32	$(0.62)

The computation of diluted earnings (loss) per share for the three-month periods ended March 31, 2010 and 2009 exclude the effect of the potential exercise of 881,544 and 494,544 options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

MI Developments Inc.      2010    61

14.    DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:

Three Months Ended March 31,	2010	2009
Real Estate Business
Straight-line rent adjustment	$221	$137
Interest and other income from MEC	—	(6,382)
Stock-based compensation expense	266	122
Depreciation and amortization	10,529	9,766
Deconsolidation adjustment to the carrying values of amounts due from MEC	—	504
Future income taxes	(26)	(1,145)
Other	85	71

	11,075	3,073

MEC(1)
Stock-based compensation expense	—	23
Depreciation and amortization	—	7,014
Amortization of debt issuance costs	—	3,346
Equity income	—	(65)
Deconsolidation adjustment to the carrying value of the investment in MEC	—	46,173
Other	—	20

	—	56,511

Eliminations (note 3(a))	—	(339)

Consolidated	$11,075	$59,245

(b)
Changes in non-cash balances are shown in the following table:

Three Months Ended March 31,	2010	2009
Real Estate Business
Accounts receivable	$(12)	$(671)
Loans receivable from MEC, net	(2)	(748)
Prepaid expenses and other	462	(681)
Accounts payable and accrued liabilities	(595)	6,142
Income taxes	(667)	1,342
Deferred revenue	(1,692)	(2,532)

	(2,506)	2,852

MEC(1)
Restricted cash	—	189
Accounts receivable	—	(18,624)
Prepaid expenses and other	—	(2,076)
Accounts payable and accrued liabilities	—	11,289
Income taxes	—	48
Loans payable to MID, net	—	653
Deferred revenue	—	217

	—	(8,304)

Eliminations (note 3(a))	—	(43)

Consolidated	$(2,506)	$(5,495)

(1)
The results for the three-month period ended March 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

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15.    DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

(a)
Derivative Financial Instruments

  The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At March 31, 2010, the Company held a foreign exchange forward contract to purchase Cdn. $0.8 million and sell euro $0.6 million. This contract matured on April 1, 2010 and was entered into by the Company's corporate operations with a Canadian dollar functional currency to mitigate its foreign exchange exposure to a euro denominated capital repatriation from a wholly-owned subsidiary of the Company having the euro as its functional currency. At March 31, 2010, the Company also held a foreign exchange forward contract to purchase U.S. $6.6 million and sell Cdn. $6.7 million. This contract matured on April 14, 2010 and was entered into by the Company, having a Canadian dollar functional currency, to mitigate its foreign exchange exposure on its dividends declared on March 29, 2010 and payable on April 15, 2010. Based on foreign exchange rates at March 31, 2010, the fair value of these foreign exchange forward contracts at March 31, 2010 was an asset of approximately $46 thousand, which is included in "prepaid expenses and other" on the Company's consolidated balance sheet.

  At December 31, 2009, the Company held foreign exchange forward contracts to purchase Cdn. $0.6 million and sell U.S. $0.5 million. These contracts matured on January 4, 2010 and were entered into by a wholly-owned subsidiary of the Company with a U.S. dollar functional currency to mitigate its foreign exchange exposure to a Canadian dollar denominated payable to the Company's corporate operations having the Canadian dollar as its functional currency. Based on foreign exchange rates at December 31, 2009, the fair value of these foreign exchange forward contracts at December 31, 2009 was a liability of approximately $10 thousand, which is included in "accounts payable and accrued liabilities" on the Company's consolidated balance sheet.

  The following tables summarize the impact of these derivative financial instruments on the Company's unaudited interim consolidated financial statements as at March 31, 2010 and December 31, 2009 and for the three-month periods ended March 31, 2010 and 2009:

As at	March 31, 2010	December 31, 2009
Derivatives not designated as hedging instruments
Foreign exchange forward contracts
— included in prepaid expenses and other	$46	$—
Foreign exchange forward contracts
— included in accounts payable and accrued liabilities	$—	$10

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Three Months Ended March 31, 2010	Location of Gains Recognized in Income on Derivatives	Amount of Gains Recognized in Income on Derivative
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Gains	$56

Three Months Ended March 31, 2009	Location of Gains Recognized in Income on Derivatives	Amount of Gains Recognized in Income on Derivative
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Gains	$104

(b)
Fair Value Measurements

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. Codification Topic 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy which is summarized below:

  Level 1: Fair value determined based on quoted prices in active markets for identical assets or liabilities.

  Level 2: Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

  Level 3: Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

  The following table represents information related to the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

As at March 31, 2010	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$170,948	$—	$—
Restricted cash	458	—	—
Foreign exchange forward contracts(i)	—	46	—
Loans receivable from MEC, net (note 3(a))(ii)	—	—	345,646

64    MI Developments Inc.      2010

As at December 31, 2009	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$135,163	$—	$—
Restricted cash	458	—	—
Loans receivable from MEC, net (note 3(a))(ii)	—	—	362,404
Liabilities carried at fair value
Foreign exchange forward contracts(i)	—	10	—

ASSETS CARRIED AT FAIR VALUE ON A NON-RECURRING BASIS
Real estate property	$—	$—	$10,000

  (i)
  Foreign exchange forward contracts are a Level 2 fair value measurement as the fair value of the contracts are determined based on foreign exchange rates in effect at March 31, 2010 and December 31, 2009, respectively.

  (ii)
  The following table reconciles the beginning and ending balances of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three-month periods ended March 31, 2010 and 2009:

Three Months Ended March 31,	2010	2009
Loans receivable from MEC, net, beginning of period	$362,404	$—
Loan advances to MEC	11,034	—
Loan repayments from MEC	(27,794)	—
Other	2	—

Loans receivable from MEC, net, end of period	$345,646	$—

    Certain assets are measured at fair value on a non-recurring basis; that is, the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. As at December 31, 2009, loans receivable from MEC, net, with an aggregate cost of $453.2 million were written down to fair value of $362.4 million. At March 31, 2010, loans receivable from MEC, net, were recorded at fair value of $345.6 million. Loans receivable from MEC, net are a Level 3 fair value measurement as estimated recoverability is partially determined based on the value of the collateral based on third party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets to be transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected administrative, priority and allowed claims to be paid by the Company under the Plan (note 3(a)).

16.    COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide

MI Developments Inc.      2010    65

  no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
In addition to the letters of credit issued under the Company's credit facilities (note 7), the Company had $2.2 million of letters of credit issued with various financial institutions at March 31, 2010 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(c)
At March 31, 2010, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $1.1 million.

17.    RECONCILIATION TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's accounting policies as reflected in these unaudited interim consolidated financial statements do not materially differ from Canadian GAAP except as described in the following tables presenting net income (loss) attributable to MID, earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share and comprehensive loss attributable to MID under Canadian GAAP. The following table reflects the significant differences between U.S. GAAP and Canadian GAAP that impact the financial statements for the reported periods. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2009.

Three Months Ended March 31,	2010	2009
Net income (loss) attributable to MID under U.S. GAAP	$15,129	$(28,845)
Interest expense on subordinated notes(i)	—	6,570 *
Depreciation and amortization(ii)	—	(340) *
Stock-based compensation(iii)	—	3,204 *
Foreign currency translation losses(iv)	(778)	—

Net income (loss) attributable to MID under Canadian GAAP	$14,351	$(19,411)

Basic and diluted earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share
— continuing operations	$0.31	$(0.43)
— discontinued operations	—	0.02

	$0.31	$(0.41)

Comprehensive loss attributable to MID under U.S. GAAP	$(7,734)	$(79,049)
Net adjustments to U.S. GAAP net income (loss) per above table	(778)	9,434
Translation of development property carrying costs(v)	92	(24)
Foreign currency translation losses(iv)	778	—
Employee defined benefit and postretirement plans(vi)	—	(728) *

Comprehensive loss attributable to MID under Canadian GAAP	$(7,642)	$(70,367)

*
Reflects cumulative impact of Canadian GAAP accounting to MID's investment in MEC being adjusted to nil upon deconsolidation of MEC at the Petition Date (note 1(c)).

(i)
Financial Instruments and Long-term Debt

  Under Canadian GAAP, a portion of the face value of MEC's convertible subordinated notes (the "MEC Notes") attributable to the value of the conversion feature at inception is recorded as part of the noncontrolling interest in MEC, rather than as a liability. The remaining value of the MEC Notes at inception is accreted up to their face value on an effective yield basis over the term of the MEC Notes, with the accretion amount being included in MEC's net interest expense. Under U.S. GAAP, the MEC Notes are recorded entirely as debt, resulting in lower net interest expense than under Canadian GAAP.

66    MI Developments Inc.      2010

(ii)
Depreciation and Amortization

  Based on the terms of MEC's sale of The Meadows in 2006, the sale of The Meadows' real estate properties and fixed assets is not accounted for as a sale and leaseback, but rather using the financing method of accounting under U.S. GAAP as MEC is deemed to have a continuing interest in the transaction. Accordingly, under U.S. GAAP, such real estate properties and fixed assets were required to remain on the balance sheet and continue to depreciate and $7.2 million of the sale proceeds were required to be deferred at inception and were included in MEC's "other long-term liabilities" on the Company's consolidated balance sheets at December 31, 2008 and 2007. Under U.S. GAAP, these sale proceeds are to be recognized at the point when the transaction subsequently qualifies for sale recognition. Under Canadian GAAP, the disposal of such real estate properties and fixed assets was recognized as a sale transaction.

(iii)
Stock-based Compensation

  Canadian GAAP requires the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company also adopted this policy under U.S. GAAP effective January 1, 2004. However, under U.S. GAAP, the cumulative impact on adoption of stock-based compensation is not recognized in the consolidated financial statements as an adjustment to opening deficit. As a result, prior to the deconsolidation of MEC (note 1(c)), $3.2 million of MEC's stock-based compensation expense related to periods prior to January 1, 2004 are excluded from MID shareholders' equity under U.S. GAAP but not under Canadian GAAP.

(iv)
Investment Translation Gains or Losses

  Under Canadian GAAP, investment translation gains or losses are accumulated in the "accumulated other comprehensive income" component of shareholders' equity, and the appropriate amounts of the investment translation gains or losses are reflected in income when there is a reduction resulting from capital transactions in the Company's net investment in the operations that gave rise to such exchange gains and losses. Under U.S. GAAP, the appropriate amounts of the investment translation gains or losses are only reflected in income when there is a sale or partial sale of the Company's investment in these operations or upon a complete or substantially complete liquidation of the investment.

(v)
Capitalization of Development Property Carrying Costs

  Under both Canadian and U.S. GAAP, certain carrying costs incurred in relation to real estate property held for development are permitted to be capitalized as part of the cost of such property while being held for development. However, Codification Subtopic 970-360, "Real Estate — Property, Plant and Equipment", is more restrictive than CICA Handbook Section 3061, "Property, Plant and Equipment", in relation to the necessary criteria required to capitalize such costs. As a result, certain carrying costs have been capitalized from time to time under Canadian GAAP that are not permitted under U.S. GAAP.

(vi)
Employee Defined Benefit and Postretirement Plans

  Codification Topic 715, "Compensation — Retirement Benefits" requires employers to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of a defined benefit postretirement plan as an asset or liability on the consolidated balance sheets with a corresponding adjustment to "accumulated other comprehensive income", net of related tax and noncontrolling interest impact. No such adjustment is required under Canadian GAAP.

(vii)
Joint Ventures

  Under U.S. GAAP, MEC's investments in joint ventures are accounted for using the equity method of accounting, resulting in MEC's proportionate share of the net income or loss of the joint ventures in which it has an interest being recorded in a single line, "equity loss (income)" on the Company's consolidated statements of income (loss). Similarly, MEC's investment in joint ventures is included in a single line "other assets" on the Company's consolidated balance sheets. Only cash invested by MEC into its interests in joint ventures are reflected in the Company's consolidated statements of cash flows. Under Canadian GAAP, MEC's investments in joint ventures are accounted for using the proportionate consolidation method. MEC's proportionate share of the joint ventures in which it has an interest is added

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  to the consolidated balance sheets, consolidated statements of income (loss) and consolidated statements of cash flows on a line-by-line basis.

  The following tables indicate the items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under Canadian GAAP:

As at March 31, 2010
	U.S. GAAP	Property Carrying Costs	Canadian GAAP
Real estate properties, net	$1,367,151	$4,454	$1,371,605
Future tax assets	10,429	(218)	10,211
Future tax liabilities	37,237	1,296	38,533
MID shareholders' equity	1,574,806	2,940	1,577,746

As at December 31, 2009
	U.S. GAAP	Property Carrying Costs	Canadian GAAP
Real estate properties, net	$1,389,845	$4,325	$1,394,170
Future tax assets	9,850	(218)	9,632
Future tax liabilities	37,824	1,258	39,082
MID shareholders' equity	1,589,542	2,849	1,592,391

18.    JOINT VENTURE TRANSACTION WITH PENN NATIONAL GAMING, INC.

On May 6, 2010, the Company, through an indirect wholly-owned subsidiary, entered into an agreement with a wholly-owned subsidiary of Penn National Gaming, Inc. ("Penn") providing for joint ventures to own and operate the MJC real estate and racing operations and the right to pursue non-racing gaming opportunities at MJC properties. Penn is a Nasdaq listed company. The agreement contemplates that (i) MJC's real estate and racing operations (the "Real Estate and Racing Venture") will be owned by a joint venture to be 51% owned and managed by MID, and (ii) the right to develop and operate any future gaming opportunities other than racing at the MJC properties (the "Gaming Venture") would be owned by a joint venture to be 51% owned and managed by Penn. Penn will pay MID $26.0 million for Penn's interest in the Real Estate and Racing Venture and the Gaming Venture, subject to a working capital adjustment and the reimbursement by Penn to MID of certain expenses. Each of MID and Penn has agreed to contribute an additional $6.0 million in working capital to the joint ventures. The closing of the transactions contemplated by the agreement is subject to customary closing conditions, including receipt of regulatory approval and the negotiation and execution of certain additional agreements.

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  Exhibit 99.3